UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

______________

ENGELHARD CORPORATION

(Name of Subject Company)

______________

IRON ACQUISITION CORPORATION

an indirect wholly owned subsidiary of

BASF AKTIENGESELLSCHAFT

(Names of Filing Persons-Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Hans-Ulrich Engel
Iron Acquisition Corporation
100 Campus Drive
Florham Park, NJ 07932
(973) 245-6000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

______________

Copies to:

Joerg Buchmueller	Peter D. Lyons, Esq.
BASF Aktiengesellschaft	Clare O’Brien, Esq.
67056 Ludwigshafen	Shearman & Sterling LLP
Germany	599 Lexington Avenue
(+49 621) 604-8230	New York, New York 10022
(212) 848-4000

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

Not applicable*	Not applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.
☐            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit
No.
99.1	Press release, dated January 3, 2006.*
99.2	Analyst presentation, dated January 3, 2006*
99.3	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006*
99.4	Transcript of Conference Call, dated January 3, 2006.
99.5	Transcript of Interview with Dr. Kurt Bock.

* Previously filed with the SEC.